Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Jonathan M. Kopcsik
Partner
jkopcsik@stradley.com
215.564.8099
June 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Lauren Hamilton

Re:	PFM Multi-Manager Series Trust (“Registrant”)
Certified Shareholder Reports on Form N-CSR
File No. 811-23282

Dear Ms. Hamilton:

This letter is in response to comments provided orally by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Shareholder Report filed by the Registrant on December 4, 2020. The comments were provided by you in a telephone conversation on Monday, May 3, 2021. For your convenience, your comments are set out below in bold text and is followed by our response.

Comment: As of 9/30/20, PFM Multi-Manager Domestic Equity Fund held approximately 60% of its net asset in the Vanguard Total Stock Market ETF and the PFM Multi-Manager International Equity Fund held approximately 40% of net assets in iShares Core MSCI Total International Stock ETF, however there is no risk disclosure in the summary prospectus that was filed on January 28, 2021 regarding sizeable positions and the concentration of risk. Please explain and update as appropriate.

Response:     The Registrant notes that both the Domestic Equity Fund and International Equity Fund use passive allocation strategies and use passively managed ETFs that track the performance of a broad-based market index. The summary prospectuses state the following:

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission
June 3, 2021

The [Domestic Equity Fund] expects to strategically allocate up to 80% of its assets to passively managed strategies tracking the U.S. equity market. Generally, the Adviser expects to use ETFs or mutual funds, such as those tracking the [Russell 3000 Index], to implement these strategies. From time to time, the Adviser may also make tactical allocations to over-weight or under-weight certain segments of the U.S. equity market in an attempt to outperform it. The Adviser may use ETFs, mutual funds, securities, derivatives, or a combination in seeking to implement such a strategy. The Adviser may over-weight or under-weight certain segments of the market based on the Adviser’s analysis on the economy, capital markets, valuation, and trends related to the foregoing.

However, the Registrant will include the below corresponding risk to the summary prospectus of each Fund during the next annual update:

            Security Concentration Risk: The [Domestic Equity] Fund may hold a large concentration of its net assets in a passively managed ETFs or mutual funds. Holding a large concentration in a single security may expose the fund to the market volatility of that specific security if the security performs worse than the market as a whole, which could adversely affect the [Domestic Equity] Fund’s performance.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly or Cheri Johnson at 215-564-8736.

Kind regards,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik